UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXPLANATORY NOTE

Mitsubishi UFJ Financial Group, Inc., or MUFG, previously filed forms of fixed rate and floating rate senior notes under a senior indenture, dated March 1, 2016, which forms were filed as Exhibit 4.1 to its registration statement on Form F-3 (File No. 333-209455). In connection with the offer and sale of senior notes pursuant to its prospectus supplement, dated September 6, 2016, which transaction was completed on the date hereof, MUFG issued the attached forms of fixed rate and floating rate senior notes. These notes are referred to in the opinions attached as Exhibits 5.1 and 5.2 hereto and will be used as the base form of fixed rate and floating rate senior notes to be offered under the registration statement. They reflect an update to the deemed agreement by each holder of its senior notes with respect to certain transfers of business under specified circumstances as described in “Description of Senior Debt Securities—Covenants—Consolidation, Merger, Sale or Conveyance” in the prospectus, dated February 10, 2016, to clarify that such agreement includes any such sales, assignments, transfers or conveyances made pursuant to the authority of the Deposit Insurance Corporation of Japan to represent and manage and dispose of MUFG’s assets under Article 126-5 of the Deposit Insurance Act of Japan (Act No. 34 of 1971, as amended), or the Deposit Insurance Act, (or any successor provision thereto) with the permission of a Japanese court in accordance with Article 126-13 of the Deposit Insurance Act (or any successor provision thereto).

EXHIBITS

Exhibit	Description

4.2	Form of Fixed Rate Senior Notes

4.3	Form of Floating Rate Senior Notes

5.1	Opinion of Nagashima Ohno & Tsunematsu, Japanese counsel to the Registrant.

5.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division